VIA EDGAR

July 24, 2008

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Mr. John Ganley

Re:	Application for Withdrawal of Registration Statement:
IQ Tax Advantaged Dividend Income Fund Inc.
Securities Act File No. 333-114368, Investment Company Act File No. 811-21555

Ladies and Gentlemen:

On behalf of IQ Tax Advantaged Dividend Income Fund Inc. (the “Fund”), a Maryland corporation, we request that the U.S. Securities and Exchange Commission (“Commission”) consent to the withdrawal of the Fund’s registration statement, filed with the Commission on April 9, 2004, on Form N-2 under the Securities Act of 1933 and the Investment Company Act of 1940. The Fund is withdrawing its registration statement because it has elected not to go forward with the offering and registration process. The Fund expects to dissolve the corporation.

If you have any questions concerning the foregoing, please contact Christopher A. Johnson, Esq. of Willkie Farr & Gallagher LLP, counsel to the Fund, at (212) 728-8943.

Very truly yours,

IQ Tax Advantaged Dividend Income Fund Inc.

/s/ Mitchell M. Cox
Name: Mitchell M. Cox Title: President